                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  3 )



                                 CALTON, INC.
                                ---------------
                               (Name of Issuer)



                                 Common Stock
                       --------------------------------
                        (Title of Class of Securities)



                                   131380206
                    ---------------------------------------
                                (CUSIP Number)



                            Patricia A. Maher, Esq.
                             Goldman, Sachs & Co.
                                85 Broad Street
                            New York, New York 10004
                                 (212) 902-0940
                  --------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                April 28 , 1995
- ------------------------------------------------------------------------------
            (Date of Event which requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: _____

Check the following box if a fee is being paid with this statement: ____

                               page 1 of 7 pages

- -------------------------
CUSIP NO.
131380206
- ----------------
- --------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or  I.R.S. Identification No. of  Above Person

     The Goldman Sachs Group, L.P.
- --------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                 (a) _____
                                 (b) _____
- --------------------------------------------------------------------------------
3.   SEC Use Only

- --------------------------------------------------------------------------------
4.   Source of Funds

                       WC
- --------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
                                           ----
                                          /   /
                                         -----
6.   Citizenship or place of Organization

      Delaware
- -----------------------------------------
Number of       7  Sole Voting Power
Shares
Beneficially             -0-
Owned By         ------------------------
Each            8  Shared Voting Power
Reporting
Person With              1,344,600
                   ----------------------
                9  Sole Dispositive Power
                         -0-
                   ----------------------
                10 Shared Dispositive Power

                         1,344,600
                   ----------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                     1,344,600
- --------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                  ______
                                  /    /
                                 -------
- --------------------------------------------------------------------------------
13.  Percent of Class Representing by Amount in Row (11)

                        5.1%
- --------------------------------------------------------------------------------
14.  Type of Reporting Person

                       HC-PN
- --------------------------------------------------------------------------------

                               page 2 of 7 pages

- -------------------------
CUSIP NO.
131380206
- ----------------------
- --------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Goldman, Sachs & Co.
- --------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                 (a) _____
                                 (b) _____
- --------------------------------------------------------------------------------
3.   SEC Use Only

- --------------------------------------------------------------------------------
4.   Source of Funds

                       WC
- --------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
                                  ___
                                 / X /
                                 ----
- --------------------------------------------------------------------------------
6.   Citizenship or place of Organization

       New York
- --------------------------------------------------------------------------------
Number of      7   Sole Voting Power
Shares
Beneficially           -0-
               -------------------------
Owned By       8   Shared Voting Power
Each
Reporting              1,344,600
               -------------------------
Person With    9   Sole Dispositive Power

                       -0-
               -------------------------
               10  Shared Dispositive Power

                       1,344,600
               -------------------------
11.            Aggregate Amount Beneficially Owned by Each Reporting Person

               1,344,600
- --------------------------------------------------------------------------------
12.            Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                   ___
                                  /   /
                                 -----
- --------------------------------------------------------------------------------
13.  Percent of Class Representing by Amount in Row (11)

                       5.1%
- --------------------------------------------------------------------------------
14.  Type of Reporting Person

                        BD-PN
- --------------------------------------------------------------------------------

                               page 3 of 7 pages

Item  5.             Interest in Securities of the Issuer.
                     -------------------------------------


(a) The Goldman Sachs Group, L.P. and Goldman, Sachs & Co. have decreased their beneficial ownership of common stock, to 1,344,600 shares (5.1%), by selling 738,000 shares.

(b) Each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of shares of common stock beneficially owned by such Filing Person as indicated in pages 2 and 3 above.

(c) See Schedule I for transactions that were effected during the past sixty days. The transactions in the Common Stock were effected on the American Stock Exchange and the Chicago Stock Exchange.

     The total consideration (exclusive of commissions) for shares of Common Stock during the past sixty days was $276,750.00.

(d)  Not applicable.

(e)  Not applicable.

                               page 4 of 7 pages

                                   SIGNATURE
                                   ---------



        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                 GOLDMAN, SACHS & CO.


                                       /s/ Jonathan L. Kolatch
                                   By:__________________________________________
                                      Name: Jonathan L. Kolatch
                                      Title:   General Partner



Dated:   May 5, 1995

                               page 5 of 7 pages

                                   SIGNATURE
                                   ---------



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                 THE GOLDMAN SACHS GROUP, L.P.


                                     /s/ Jonathan L. Kolatch
                                  By:___________________________________________
                                     Name: Jonathan L. Kolatch
                                     Title:   General Partner



Dated:   May 5, 1995

                               page 6 of 7 pages

                                  Schedule I
                                  ----------

           Trade Date 05-MAR-95 thru 03-MAY-95 check thru 03-MAY-95

RR Account         Account Name
 Cusip           Security                     Description
    Type           Ref. Num         BLT    X-Acct               Purchased      Sold      Price      TradeDate    SettlDate
- --------------------------------------------------------------------------------------------------------------------------
131380-20-6      CALTON INC NEW
   AsOf            0501-015511-12  (22 )                                    200,000      0 3/8      28-APR-95  05-MAY-95
   AsOf            0501-015512-12  (22 )                                     18,000      0 3/8      28-APR-95  05-MAY-95
   AsOf            0501-015513-12  (42 )                                     50,000      0 3/8      28-APR-95  05-MAY-95
   AsOf            0501-015514-12  (42 )                                     50,000      0 3/8      28-APR-95  05-MAY-95
   AsOf            0501-015515-12  (42 )                                    110,000      0 3/8      28-APR-95  05-MAY-95
   AsOf            0501-015516-12  (42 )                                    250,000      0 3/8      28-APR-95  05-MAY-95
   AsOf            0501-015517-12  (42 )                                     60,000      0 3/8      28-APR-95  05-MAY-95
               (Totals                                                      738,000)
               ---------------------------------------------------------------------

                      End of Report - 7 trades reported.



                               page 7 of 7 pages